

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 23, 2018

VIA E-MAIL

Frederick R. Bellamy, Esq.
Eversheds Sutherland LLP
700 6th Street N.W.
Washington, DC 20001

Re: Midland National Life Insurance Company
        Midland National Life Separate Account C
        Initial Registration Statement on Form N-4
        File Nos. 333-221820**;** 811-07772

Dear Mr. Bellamy:

        The staff has reviewed the above-referenced registration statement filed on Form N-4 by Midland National Life Insurance Company (the "Company") and its separate account on November 30, 2017. Based on our review of the registration statement, we have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

3. Please provide page numbering in the prospectus and Statement of Additional Information.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

4. Please remove the initial capitalization of common terms such as "Our," "We," "You," "Your," and "Us" in conformity with the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act (the "1933 Act"). *See also* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

PROSPECTUS

Cover Page

5. Please disclose on the cover page that premiums may only be paid in the first Contract year.

6. The cover page states that the Contract provides for the accumulation of capital on a tax-deferred basis for retirement or other savings needs. Please clarify that, due to the Contract's Guaranteed Lifetime Withdrawal Benefit ("GLWB"), the Contract is designed for an owner to take regular annual withdrawals, and may not be appropriate if an investor is interested in maximizing long-term accumulation. Please make corresponding changes in the Summary when discussing who should not buy the Contract.

7. Please clarify in the fifth paragraph that partial withdrawals in excess of the lifetime payment amount *will* negatively impact the lifetime payment amount, and may significantly reduce the value of the GLWB or even terminate the Contract. Please also make this disclosure in the Summary and in the section of the prospectus titled "Detailed Information About the Contract – Systematic Withdrawal."

   Please also provide clear disclosure relating to the following:

   a. The GLWB provides a guarantee that may never come into effect (*i.e.* withdrawals taken while accumulation value is greater than zero are withdrawals of the investor's own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal);

   b. The investment options under the Contract have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person's death, thereby requiring the Company to make lifetime payments from its general account;

   c. An investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her required minimum distribution amount will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract; and

      d. Other factors that may make the purchase of the Contract unsuitable (*e.g.*, the owner does not intend to take withdrawals prior to annuitization, intends to take withdrawals that exceed the lifetime payment amount, etc.).

Definition of Key Terms Pages

8. In accordance with plain English principles, please use defined terms sparingly. In particular, please refrain from using multiple defined terms to refer to the same thing, *e.g.*, "accumulation value" and "account value" both refer to the value in the Separate Account; "subaccount," "investment option," and "investment division" each refer to the divisions of the Separate Account; "surrender value" and "cash surrender value" each refer to the amount received upon surrender.

9. The GLWB covered person is defined as the owner of the Contract, and that in the case of joint owners, the GLWB covered person is the younger of the joint owners. Please clarify that the GLWB covered person is the individual upon whose life the GLWB lifetime payments are measured. Please also make clear that there may be two GLWB covered persons, but that the younger of joint owners is the only covered person in the event the joint owners are not spouses.

10. Please remove the defined term "Gross Premium" as it is not used anywhere in the prospectus.

Summary – Features of LiveWell Freedom Variable Annuity

11. In the fourth paragraph, please include other factors relating to the GLWB feature that may make the purchase of the Contract unsuitable (*e.g.*, the owner does not intend to take withdrawals prior to annuitization or intends to take withdrawals that exceed the lifetime payment amount, the owner is purchasing a qualified Contract and his or her required minimum distribution amount may exceed the lifetime payment amount, etc.). Please also provide this disclosure in the section of the prospectus titled "Additional Information About LiveWell Freedom Variable Annuity – Suitability of the Contract."

Summary – Features of LiveWell Freedom Variable Annuity – Flexible Premium Payments

12. Please disclose the potential consequences of restricting premium payments to only the first Contract year (*e.g.*, an investor will not be able to increase the accumulation value beyond the first year; an investor cannot utilize dollar cost averaging).

Summary – Features of LiveWell Freedom Variable Annuity – Surrenders and Partial Withdrawals

13. In the first paragraph, please clarify the need for a cross-reference to the "Free Withdrawal Amount" discussion.

14. Please clearly state that the Company imposes a surrender charge on surrenders, partial withdrawals, and annuitization in excess of the free withdrawal amount, and disclose the maximum charge and surrender charge period.

15. Please disclose that the Company will not assess a surrender charge on partial withdrawals each year up to the lifetime payment amount. Please make corresponding changes to the sections of the prospectus titled "Detailed Information About the Contract – Surrenders and Partial Withdrawals" and "Charges, Fees and Deductions – Surrender Charge."

16. Please revise the third paragraph to specifically address annuitization, or remove the cross-reference to "Electing an Annuity Payment Option" in that paragraph.

17. Please consider adding to the Summary a separate section that discusses annuitization under the Contract.

Summary – Features of LiveWell Freedom Variable Annuity – Death Benefit

18. Please disclose that the death benefit prior to the maturity date is equal to the accumulation value less any state premium tax.

Summary – Fees and Expenses

19. Please reconcile the parenthetical to the surrender charge in the first fee table, which states that the surrender charge is assessed as a percentage of *premiums* withdrawn, with disclosure elsewhere in the prospectus, which states that the surrender charge is calculated as a percentage of *accumulation value* withdrawn. Further, rather than disclosing in the table a range of "0% to 8.0%," please disclose either the maximum charge of 8.0% or include a tabular presentation, within the larger table, of the range of the surrender charge over time. *See* Instruction 9 to Item 3 of Form N-4.

20. Please disclose in the fee table the transfer charge of $15, rather than stating a range of "$0 to $15," which suggests incorrectly that the charge could fall between $0 and $15. Details regarding variations in fees and charges may be presented in a footnote to the fee table. *See* Instruction 5 to Item 3 of Form N-4.

21. In the fee table describing the periodic charges other than portfolio expenses, please state the basis of each charge in a parenthetical next to the name of each line item, as indicated in the fee table format in Item 3 of Form N-4, rather than in a footnote to the fee table. Any additional explanation regarding the basis for a charge may be presented in a footnote to the fee table.

    Further, as also indicated in the fee table format in Item 3 of Form N-4, Separate Account Annual Expenses are to be stated as a percentage of average account value. As the

GLWB charge is assessed as a percentage of the GLWB value, and not as a percentage of the accumulation value in the Separate Account, the GLWB charge should not be included in the sum of Total Separate Account Annual Expenses. Please move the Total Separate Account Annual Expenses line item so that it precedes the GLWB charge line item and provides an expense total of 1.25%. Please briefly explain in a footnote how the GLWB value is determined.

22. The prospectus states that the current mortality and expense risk charge and the current asset based administration charge cannot be changed after a Contract has been issued. As such, please revise the fee table to remove any references to a "current" and "guaranteed maximum" mortality and expense risk charge and asset based administration charge. A maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under contracts purchased based on the current prospectus, and not the maximum charge that may be imposed in the future (*i.e.*, a charge that would not apply to current purchasers or existing contract owners). Increases in charges that would only apply to future sales typically should be made in a future amendment to the registration statement. Please also make corresponding revisions elsewhere in the prospectus, including to the "Risk of Increases in Fees and Charges" section of the Summary.

23. Please update the range of annual operating expenses for the portfolios to reflect expenses for the year ended December 31, 2017. Further, please include a footnote stating that the range of total annual operating expenses after waivers and expense reimbursements reflects only those contractual reimbursements that will remain in effect for at least one year from the effective date of the portfolio's registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A.

Summary – Expense Examples

24. Please update the expense examples to reflect portfolio expenses for the year ended December 31, 2017.

25. Please reverse the expense examples so that the most expensive combination of features is shown first.

26. Please remove the word "voluntary" from the parenthetical in the narrative preceding each expense example. *See* comment 23 above.

Summary – Financial Information

27. Please disclose that condensed financial information has not been provided because no subaccount offered under the Contract has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (*e.g.*, the other contract has the same underlying fund option and same total separate account expense), then please

include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). For example, we note that the American Funds IS Blue Chip Income and Growth Fund (Class 4) is offered under the Company's LiveWell Variable Annuity (File Number 333-176870) with total separate account expense (with the Optional 5-Year Value Endorsement) of 1.25%. *See* Instruction 1 to Item 4(a) of Form N-4.

Summary – Charges and Fees

28. When summarizing the charges and fees under the Contract, please include a brief description of the transfer charge.

29. Please clarify that a surrender charge of up to 8% will be assessed against the accumulation value *withdrawn* when partial withdrawals are taken in excess of the free withdrawal amount. Please disclose that the surrender charge is imposed during the first seven Contract years.

30. The disclosure states that the Company reserves the right to deduct the amount of any state premium taxes from the surrender value at surrender and from the accumulation value at death, maturity, or annuitization. Please revise the disclosure to clarify that such taxes would be deducted from the surrender value at surrender, maturity, or annuitization, and from the accumulation value at death. Please make corresponding changes to the section of the prospectus titled "Charges, Fees and Deductions – State Premium Taxes."

Additional Information About LiveWell Freedom Variable Annuity – Our Separate Account and its Investment Options

31. Please bold or otherwise make more prominent the disclosure informing investors how to obtain fund prospectuses and that such prospectuses should be read carefully before investing. *See* Item 5(d) of Form N-4.

Additional Information About LiveWell Freedom Variable Annuity – Amounts in Our Separate Account

32. Please disclose that the Company redeems accumulation units to deduct the GLWB charge.

Additional Information About LiveWell Freedom Variable Annuity – Our Right to Change How We Operate Our Separate Account

33. The prospectus states that if the owner is enrolled in an automatic rebalancing or automatic premium program, then accumulation value in an investment option that is liquidating will be transferred to the PIMCO Total Return Portfolio Advisor Class (for bonds) and the Deutsche Equity 500 Index VIP-B (for equities) investment options. Further, automatic allocations into an investment option that is removed or no longer

available will default to these investment options. Please explain how these procedures are consistent with Section 26(c) under the Investment Company Act of 1940 ("1940 Act").

Further, if an automatic premium program is not offered under the Contract, then please revise this disclosure accordingly. Please also revise the disclosure to be clear that automatic rebalancing is mandatory under the Contract.

Detailed Information About the Contract – Premium Payments

34. Please reconcile the disclosure in the second paragraph stating that investments after the initial premium payment may be made at any time up to the maturity date with disclosure in this section and elsewhere in the prospectus stating that additional premium payments may only be made during the first Contract year.

Detailed Information About the Contract – Surrenders and Partial Withdrawals

35. Please reconcile the statement that partial withdrawals must be made in amounts of $1,000 or more with the disclosure in the "Charges, Fees and Deductions" section of the prospectus stating that partial withdrawals must be made in amounts of $100 or more.

36. Please make prominent the statement that partial withdrawals may negatively impact the GLWB benefit, and make clear that withdrawals in excess of the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract.

37. When discussing when the Company may delay payment of surrenders or partial withdrawals by more than seven days, please revise the third bullet to clarify that such suspension may occur if it is not reasonably practical to dispose of securities or fairly value net assets *only* for any period during which an emergency exists. *See* Section 22(e) under the 1940 Act. Please make corresponding changes in the section of the prospectus titled "Additional Information - When We Pay Proceeds From this Contract."

Detailed Information About the Contract – Systematic Withdrawals

38. Please disclose in the second paragraph that the Company will not assess a surrender charge on systematic withdrawals each year up to the lifetime payment amount.

Detailed Information About the Contract – Guaranteed Lifetime Withdrawal Benefit (GLWB)

39. Lifetime Payment Percentage:

   a. Please remove the initial capitalization of non-defined terms such as "GLWB Attained Age," "GLWB First Partial Withdrawal," and "Joint Pay-Out" in conformity with the Commission's plain English requirements of Rule 421 under

Regulation C under the 1933 Act. *See also* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

b. Please make clear that "joint pay-out" refers to providing lifetime payments for as long as either GLWB covered person is living.

40. <u>GLWB Charge</u>: Please disclose how the Company may change the GLWB charge.

41. <u>Things to Consider Regarding This Contract (Especially the Automatic GLWB Feature)</u>:

a. Please move this section to precede the Lifetime Payment Percentage discussion.

b. Please add a bullet stating that the GLWB provides a guarantee that may never come into effect (*i.e.* withdrawals taken while accumulation value is greater than zero are withdrawals of the investor's own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal).

c. The third bullet states that the owner should carefully consider when to make the first withdrawal, and taking withdrawals too soon or delaying taking withdrawals may limit the value of the GLWB. Please explain in more detail how the timing of the first withdrawal could impact the benefit (*e.g.*, taking withdrawals early on may maximize the time to take withdrawals due to a longer life expectancy, but will terminate the roll-up period and therefore limit the potential for increasing the GLWB value; delaying taking withdrawals could increase the Lifetime Payment Percentage; etc.).

d. Please explain in the fifth bullet that the Contract's investment options have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person's death, thereby requiring the Company to make lifetime payments from its general account.

e. Please revise the sixth bullet to make clear that withdrawals in any one contract year that exceed the lifetime payment amount *will* reduce the lifetime payment amount and the GLWB value on a greater than dollar-for-dollar basis. Please explain that this means the GLWB value could be decreased by more than the actual amount of the withdrawal.

f. The seventh bullet states that the Contract and GLWB will terminate upon the death of the GLWB covered person. Please state when the Contract and GLWB will terminate if there are joint owners and/or two GLWB covered persons.

g. Please explain in the ninth bullet that if the accumulation value and GLWB value are reduced to zero due to an excess withdrawal, the Contract and GLWB will terminate. Please combine this bullet with the second and sixth bullets.

h. In the tenth bullet, please clarify that an investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her required minimum distribution amount will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of the GLWB or even terminate the Contract.

i. Please disclose that any amounts paid by the Company under the GLWB in excess of accumulation value are subject to the Company's financial strength and claims-paying ability.

j. Please consider advising investors to consult with their financial representatives to determine whether the Contract with the mandatory GLWB is suited for their financial needs and risk tolerance.

k. In the last paragraph, please clarify that withdrawals under the GLWB benefit *will* reduce the accumulation value, the death benefit, and the free withdrawal amount, and withdrawals that exceed the lifetime payment amount may be subject to surrender charges.

42. Investment Limitations and Restrictions: When stating that the Contract's "investment limits and restrictions are designed to limit the risk to the Company," please explain this risk (*i.e.*, the risk that the accumulation value will be reduced to zero before the covered person's death, thereby requiring the Company to make lifetime payments from its general account).

43. IRS Required Minimum Distributions: Please make clear that if the owner must withdraw more than the lifetime payment amount to satisfy the IRS required minimum distribution amount, then such withdrawals may significantly reduce the value of the GLWB or even terminate the Contract.

44. GLWB Roll-Up: The roll-up amount is calculated based, in part, on changes in the S&P 500 Capital Appreciation Index. Please briefly describe the index.

45. Effects of Partial Withdrawals (including Lifetime Payment Amounts) on the GLWB: In the example, please more fully explain how the lifetime payment amount of $4,750 was derived (*i.e.*, the lesser of the lifetime payment amount prior to the withdrawal or the lifetime payment amount in effect at the time of the first withdrawal multiplied by the greater of (i) the accumulation value immediately after the withdrawal, or (ii) the GLWB value immediately after the withdrawal).

Immediately following the example, please state that the example demonstrates that a withdrawal in excess of the lifetime payment amount could reduce the GLWB value (from $200,000 to $95,000) by substantially more than the actual amount of the withdrawal ($55,000).

46. <u>Effect of Full Surrender on the GLWB Value</u>. Please provide a cross-reference to Appendix C, which provides examples showing a full surrender of the Contract. Further, please provide a separate heading for the second paragraph in this section, which discusses the depletion of accumulation value, and for the third paragraph in this section, which discusses the potential tax consequences of payments made after the freedom date or the date the accumulation value is depleted.

    With regard to the section describing the depletion of accumulation value, please address the following:

    a. Please clarify the first sentence of this paragraph, which states that "[i]f the first partial withdrawal has not been taken prior to the accumulation value going to zero."

    b. Please disclose what happens if the accumulation value is depleted due to negative investment performance, partial withdrawals, and/or the deduction of Contract charges prior to the freedom date. Please disclose the amount of the lifetime payment if the first partial withdrawal has been taken, and if it has not. Please explain how lifetime payments will be paid if there are two GLWB covered persons, and what happens to any portion of the lifetime payment amount that had not been withdrawn during the current contract year prior to the depletion of the accumulation value.

    c. Please prominently disclose what happens if the accumulation value is depleted due to an excess withdrawal prior to the freedom date.

47. <u>GLWB Freedom Date</u>: If true, please explain that the accumulation value following the freedom date will be available for annuitization upon the maturity date and as a death benefit upon death of the owner.

48. <u>Other GLWB Matters</u>: Please make clear in the third paragraph that if the owner must withdraw more than the lifetime payment amount to satisfy the IRS required minimum distribution amount, then such withdrawals may significantly reduce the value of the GLWB or even terminate the Contract.

49. <u>Contract Termination</u>:

    a. The first bullet states that the Contract terminates upon the death of the Contract owner (the GLWB covered person). Please disclose when the Contract terminates upon death if there are joint Contract owners and/or two GLWB covered persons.

b. The maturity date is the date on which annuity payments will begin under an annuity pay-out option. Please remove the third bullet, which is redundant with the second bullet. Further, please explain supplementally how the GLWB is a guaranteed "lifetime" benefit if it terminates upon annuitization (*i.e.*, the Contract does not provide for the greater of the lifetime payment amount or the annuity payment on the maturity date).

c. Please explain supplementally why the Contract will terminate, and the GLWB benefit will be lost, upon a change in the covered person, rather than simply not allowing the owner to change the covered person.

d. Please add a bullet stating that the Contract and the GLWB benefit will terminate upon full surrender.

50. Spousal Continuance:

a. The first paragraph states that the Contract terminates upon the death of the owner/covered person. Please disclose whether this is true if there are joint owners and/or two GLWB covered persons.

b. Please reconcile the disclosure in the third paragraph, which states that if a first withdrawal has occurred by an individual GLWB covered person, then upon the owner's death the Contract will terminate (*i.e.*, there is no spousal continuation), with the disclosure in the third paragraph of the "Death Benefit" section that follows, which states that spousal continuation is available if the married spouse is the sole primary beneficiary.

Detailed Information About the Contract – Death Benefit

51. The first paragraph states that if the owner dies before the maturity date, the death benefit is paid. Please disclose when the death benefit is paid if there are joint owners.

52. The Contract's death benefit is equal to the accumulation value. To avoid investor confusion, please remove the disclosure in the first paragraph that states that once the owner chooses the death benefit, it cannot be changed.

53. Death benefit proceeds must remain in the Separate Account until paid out. Accordingly, please explain the statement in the sixth paragraph that payment of the death benefit will include interest to the extent required by law.

Charges, Fees and Deductions – Guaranteed Lifetime Withdrawal Benefit Charge

54. Please disclose whether a pro rata portion of the GLWB charge will be deducted if certain transactions (*e.g.*, Contract termination, annuitization, freedom date) occur on any date other than a Contract quarter.

Charges, Fees and Deductions – Surrender Charge

55. Please disclose that the amount of any surrender charge imposed, when added to any surrender charge previously paid under a Contract, will not exceed 9% of premiums made to date under the Contract. *See* Rule 6c-8 under the 1940 Act.

56. The Contract does not offer variable pay-out options. Please clarify what is meant in the first sentence of the penultimate paragraph, which states that amounts paid under a life expectancy option will not be subject to a surrender charge.

Federal Tax Status – GLWB Benefit

57. Please disclose the potential consequences to the value of the GLWB and to the continuance of the Contract if a Qualified Contract is purchased and the IRS required minimum distribution amount exceeds the lifetime payment amount.

Federal Tax Status - Maturity Date

58. Please move the Maturity Date discussion, which describes how the Contract is annuitized, from the "Federal Tax Status" section of the prospectus to the "Detailed Information About the Contract" section of the prospectus.

59. Please prominently disclose that the GLWB will terminate on the maturity date if that date occurs prior to the freedom date, and that annuity payments may be less than the lifetime payment amount under the GLWB. Please disclose that an owner should contact the Company to obtain current lifetime payment amount and annuity payment values, and consult with his financial representative to determine which option is more appropriate for him.

60. To avoid investor confusion, please clarify throughout this discussion that the amount available upon annuitization is the "surrender value" and not the "accumulation value, less any state premium tax and any surrender charge."

61. The second paragraph states that the owner may take a lump sum or annuitize on the maturity date provided the owner has not elected certain systematic withdrawal options. Please clarify what is meant by "certain systematic withdrawal options."

62. The sixth paragraph under "Electing an Annuity Payment Option" references surrender and commutation rights. Please more fully disclose such rights, or remove this disclosure

and make clear that once fixed payments begin, they may not be commuted or surrendered.

63. Please clarify the reference to guaranteed and discretionary interest crediting when describing the fixed payment options, and how this relates to guaranteed annuity purchase rates set forth in the Contract and current annuity purchase rates.

64. With respect to the Income for a Specified Amount payment option, please state, if true, that this option may not satisfy required minimum distribution rules for qualified contracts, that a tax advisor should be consulted, and that by current company practice other options may be offered. Please also explain whether any payment will be made if the annuitant dies prior to the first payment.

65. The "annuitant" is defined as the person whose life is used to determine the amount and duration of any annuity payments involving life contingencies. Accordingly, with respect to the Joint and Survivor Income payment option, please clarify that the Company will make monthly payments until the last surviving *annuitant's* death, that if both *annuitants* die after the first payment, then only one payment will be made, and that the second *annuitant* must be at least 45 years old at the time of the first monthly payment.

Additional Information – Our Reports to Owners

66. Please explain supplementally the legal basis for requiring owners to provide a 30-day notification of any errors or discrepancies in quarterly reports and confirmation notices or be deemed to have accepted such errors or discrepancies and relieve the Company of any related claim or liability.

Additional Information - When We Pay Proceeds From this Contract

67. Please remove the first bullet describing when the Company may delay payment by more than seven days, as this discussion presumes that the transaction request was received in good order.

68. Please clarify in the last paragraph that suspension of redemption payments may occur only with respect to a money market portfolio.

Additional Information - Distribution of the Contracts

69. Please state that the maximum 7% commission payable in the first Contract year is a percentage of purchase payments. *See* Item 6(d) of Form N-4.

Additional Information – Financial Statements

70. Please update the disclosure to indicate that the financial statements included are for the year ended December 31, 2017.

Appendix A

71. Transfers are permitted at any time prior to the maturity date. To avoid investor confusion, please remove the paragraph stating that an owner has the right to transfer amounts to another investment option within 60 days of a portfolio making a material change in its investment policies.

Appendix C

72. In the second example of the roll-up calculation, please state that because the new GLWB value has reached the maximum GLWB value, the roll-up period terminates. Further, please include an example of the roll-up amount calculation over several years, reflecting both positive and negative index returns.

73. In the first partial withdrawal example, please remove the redundant disclosure (*i.e.*, the lifetime payment amount available at issue, RMD required at Contract issue, the free withdrawal amount available during the 1st Contract year).

74. In the fourth assumption of the second partial withdrawal example, please clarify that the $10,000 is the current free *withdrawal* amount available. Further, please revise the third bullet in the example to reflect the accumulation value after the excess partial withdrawal as $95,500 (after adjusting for the lifetime payment amount) – 20,500 (the excess partial withdrawal). To avoid investor confusion, please also replace the term "excess partial surrender" with the term "excess partial withdrawal" in the last bullet.

75. Please include a partial withdrawal example of a qualified Contract where the required minimum distribution amount exceeds the lifetime payment amount.

76. Please include an example illustrating lifetime payments if the accumulation value is depleted due to non-excess withdrawals.

STATEMENT OF ADDITIONAL INFORMATION

77. Please revise the name of the administrative charge referenced in the accumulation unit value calculation to conform to the prospectus terminology (*i.e.*, Asset Based Administration Charge).

78. Please update the aggregate amount of distribution allowance paid to Sammons Financial Network for the fiscal year ended 2017.

79. Please update the disclosure regarding the financial statements to indicate that such statements included are for the year ended December 31, 2017.

Frederick R. Bellamy, Esq.
January 23, 2018
Page 15 of 16

PART C

80. Except as otherwise permitted by Rule 483 of the 1933 Act, please file copies of executed rather than "form of" agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the rule.

81. The Form of Flexible Premium Deferred Variable Annuity Contract is filed with the registration statement, but the exhibit list indicates that it will be filed by amendment. Please revise.

82. The Application for Flexible Premium Deferred Variable Annuity Contract, Opinion and Consent of Counsel, Consent of Eversheds-Sutherland, and Consent of Independent Registered Public Accounting Firm were not filed with the registration statement, but the exhibit list indicates otherwise. Please revise.

83. Please update Item 26, which is current as of June 30, 2017.

84. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) of the 1933 Act.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel